DAVIS LEGAL ADVISORS since 1892
& company



from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

June 11, 2003

file number: 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

SUPPL

03 JUN 20 AM 7:21

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: [signature]
Donna L. Ornstein
Legal Assistant

PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

DO/tzc
Encls.

dlw 6/24

Exemption No. 82-3779

June 11, 2003

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

03 JUN 20 AM 7:21

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a) Incorporation Documents

(i) Yukon — Not Applicable

(b) Extra-provincial Registration

(i) BC — Not Applicable

(c) Annual Reports

(i) Yukon — Not Applicable

(ii) BC — Not Applicable

(d) Notices Filed with Registrar of Companies

(i) Yukon — Not Applicable

(ii) BC — Not Applicable

(e) Annual Audited Financial Statements

(i) Yukon — Not Applicable

(ii) BC — Not Applicable

(f) Quarterly Interim Financial Statements

(i) Yukon — Not Applicable

(ii) BC — Not Applicable

(g) Special Resolution

(i) Yukon — Not Applicable

(ii) BC — Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	May 13, 2003
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	May 13, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable

(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Expedited Notice of Private Placement, – Exchange Forms 4F	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Quarterly Interim Financial Statements	Not Applicable
(c)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GTECH INTERNATIONAL RESOURCES LIMITED

c/o Genetic Technologies Limited
Level 9, 185 Macquarie Street
Sydney NSW 2000 Australia
Telephone: (612) 9233 5015 Fax: (612) 9232 5313
Email iandennis@gtg.com.au http://www.gtechinternational.com
Symbol: GCH

PRESS RELEASE

May 13, 2003

Sydney, Australia - Gtech International Resources Limited (GCH: CDNX) announces that Genetic Technologies Limited (ASX: GTG), of Sydney, Australia, has exercised the warrants to purchase 1,300,000 Common shares of Gtech at C$0.14 per share which were due to expire on 15 May 2003. The exercise of the warrants has raised cash of C$182,000 for Gtech.

As a result of the exercise of the warrants, Genetic Technologies Limited now beneficially owns 3,918,499 shares in Gtech representing 78.22% of the issued common shares. This is an increase of 7.77% since the acquisition report dated May 15, 2001. The acquisition of the shares by Genetic Technologies Limited was for investment purposes only. A copy of the acquisition report dated May 13, 2003 may be obtained from the Company upon request.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Ian Dennis"*
President